SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)1

                              Puroflow Incorporated
--------------------------------------------------------------------------------

                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                   746 375 104
--------------------------------------------------------------------------------

                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 16, 1999
--------------------------------------------------------------------------------

             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 22 Pages)

                            Exhibit Index on Page 11
--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 2 of 22 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,416,000
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,416,000
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,416,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     17.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 3 of 22 Pages
-------------------------------                       --------------------------


================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           1,416,000
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       1,416,000
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     1,416,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         17.4%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
============================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 4 of 22 Pages
-------------------------------                       --------------------------


================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     ROBERT FRANKFURT
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           -0-
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       -0-
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     -0-
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     -0-
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 5 of 22 Pages
-------------------------------                       --------------------------


================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     STEVEN WOLOSKY
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           -0-
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       -0-
               -----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       -0-
               -----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     -0-
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                 / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     -0-
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 6 of 22 Pages
-------------------------------                       --------------------------



         The following  constitutes  Amendment No. 8 ("Amendment No. "8") to the
Schedule 13D filed by the undersigned. This Amendment No. 8 amends the Schedule 13D as specifically set forth.

Item 2.  Identity & Background.

                  In connection with the Settlement Agreement (as defined in Item 4), the Reporting Persons have obtained the agreement of the Company to the appointment of three members of the Full Value Committee, Warren G. Lichtenstein Robert Frankfurt and Steven Wolosky, to the Board of Directors of the Issuer, to serve until the 1999 annual meeting of stockholders, at which time Messrs. Lichtenstein and Frankfurt shall be nominated to be elected to the Board. Accordingly, on September 16, 1999, the Full Value Committee was disbanded, and therefore the Full Value Committee and James Benenson, Jr. are no longer Reporting Persons.

 Item 3 is hereby amended and restated in its entirety as follows:

Item 3.  Source and Amount of Funds.

         The aggregate purchase price of the 1,416,000 Shares of Common Stock owned by Steel Partners II is $1,199,500. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is hereby amended to add the following:

Item 4.  Purpose of Transaction.

                  On September 16, 1999, the Reporting Persons entered into a Settlement Agreement and Release (the "Settlement Agreement") with the Issuer and certain of its officers and directors, a copy of which is attached hereto as
Exhibit 7. Reference is made to Exhibit 7 for the complete terms of the Settlement Agreement. Under the terms of the Settlement Agreement, the Issuer has expanded the size of the Board to seven members and has granted Steel Partners three seats on the Board, to be filled by Messrs. Lichtenstein, Frankfurt and Wolosky. At the Issuer's 1999 Annual Meeting of Stockholders, to be held on October 21, the Issuer will reduce the size of the Board to five members, and will nominate Messrs. Lichtenstein and Frankfurt of Steel Partners and Michael Figoff, Tracy Kent Pugmire and Robert A. Smith to the Board. Reuben Siwek and Steven Wolosky shall not be nominated for re-election and Mr. Siwek shall thereafter serve as Chairman-Emeritus of the Board. The Issuer and Steel Partners have each agreed to vote their shares of Common Stock for the nominees listed above until the termination of the Settlement Agreement, which shall be the date following the Issuer's 2000 Annual Meeting of Stockholders, to be called on or before July 31, 2000.

         The Settlement Agreement also provides, among other things, for the Reporting Persons to refrain from (i) soliciting proxies for the election of directors to the Board of the Issuer or for any other matter; (ii) acquiring shares of Common Stock or joining with any other person to form a "group," as defined under Section 13(d) of the Securities Exchange Act of 1934 (and the rules

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 7 of 22 Pages
-------------------------------                       --------------------------



promulgated thereunder) such that following such acquisition of shares of Common Stock or formation of a group, the Reporting Persons would beneficially hold in excess of 19.99% of the outstanding shares of Common Stock, or (iii) engaging or participating in any tender offer for the shares of Common Stock, until the date following the Issuer's 2000 Annual Meeting of Stockholders, which shall be called on or before July 31, 2000. In addition, the Issuer has agreed to amend the provisions of the Rights Agreement between Issuer and Continental Stock Transfer and Trust Company, dated as of May 28, 1999, in order to increase the ownership threshold from 17.5% to 20%.

                  On September 17, 1999, the Issuer and the Reporting Persons issued a joint press release (the "Joint Press Release"), pursuant to the terms of the Settlement Agreement, copy of which is attached hereto as Exhibit 8. Reference is made to Exhibit 8 for the complete text of the Joint Press Release.

Item 5(a) is hereby amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,123,721 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the fiscal year ended July 31, 1999.

                  As of the close of business on September 16, 1999, Steel Partners II beneficially owns 1,416,000 Shares of Common Stock, constituting approximately 17.4% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,416,000 Shares, representing approximately 17.4% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,416,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open market transactions.

Item 5(c) is hereby amended to read as follows:

                  (c)  Steel   Partners  II,  L.P.   engaged  in  the  following
transactions in the Issuer's Common Stock in the last 60 days.


--------------------------------------------------------------------------------
  Number of Shares          Purchase Price Per Share          Date of Purchase
      Purchased
--------------------------------------------------------------------------------

       10,000                        .86375                       8/20/99
--------------------------------------------------------------------------------

Item 6 is amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 8 of 22 Pages
-------------------------------                       --------------------------



                  On September 16, 1999, the Reporting Persons entered into the Settlement Agreement, a copy of which is attached hereto as Exhibit 7. See Item 4 for a brief description of the Settlement Agreement.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         1. Joint Filing Agreement between Steel Partners and Warren G. Lichtenstein.

         2. Joint Filing Agreement between Steel Partners, Warren Lichtenstein, Robert Frankfurt, James Benenson, Jr. and Steven Wolosky.

         3.       Preliminary Proxy Statement.

         4.       Letter  to  the  Board  of   Directors  of  Puroflow,
                  Incorporated dated June 3, 1999.

         5.       Letter  to  the  Board  of   Directors  of  Puroflow,
                  Incorporated dated August 9, 1999.

         6. Letter from Puroflow Incorporated to Steel Partners II, L.P. dated August 12, 1999.

         **7. Settlement Agreement and Release dated September 16, 1999 by and among Puroflow Incorporated, Reuben M. Siwek, Michael H. Figoff, Robert A. Smith, Tracy Kent Pugmire, Steel Partners II, L.P., Warren G. Lichtenstein, Steven Wolosky, James Benenson, Jr., Robert Frankfurt, Steel Partners, L.L.C., and the Full Value Committee.

         **8.     Joint Press Release dated September 17, 1999.
--------
              **Filed herewith.

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 9 of 22 Pages
-------------------------------                       --------------------------



                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   September 17, 1999            STEEL PARTNERS II, L.P.

                                       By: Steel Partners, L.L.C. General
                                           Partner

                                       By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                               Warren G. Lichtenstein
                                                Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                               WARREN G. LICHTENSTEIN

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 10 of 22 Pages
-------------------------------                       --------------------------



                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                              Page
-------                                                              ----
1.       Joint Filing Agreement between Steel Partners                -
         and Warren G. Lichtenstein
2.       Joint Filing Agreement between Steel Partners,               -
         Warren  Lichtenstein, Robert Frankfurt, James
         Benenson, Jr. and Steven Wolosky.
3.       Preliminary Proxy Statement                                  -
4.       Letter to the Board of Directors of Puroflow,                -
         Incorporated dated June 3, 1999.
5.       Letter to the Board of Directors of Puroflow,                _
         Incorporated dated August 9, 1999.
6.       Letter from Puroflow  Incorporated  to Steel
         Partners II, L.P.  dated
         August 12, 1999.
7        Settlement Agreement and Release dated as of                 11
         September 16, 1999 by and among Puroflow
         Incorporated, Reuben M. Siwek, Michael H.
         Figoff, Robert A. Smith, Tracy Kent Pugmire,
         Steel Partners II, L.P., Warren G.
         Lichtenstein, Steven Wolosky, James Benenson,
         Jr., Robert Frankfurt, Steel Partners, L.L.C.,
         and the Full Value Committee.
8.       Joint Press Release dated September 17, 1999                 22

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 11 of 22 Pages
-------------------------------                       --------------------------

                        SETTLEMENT AGREEMENT AND RELEASE

                  SETTLEMENT AGREEMENT AND RELEASE, dated as of September 16, 1999, by and among Puroflow Incorporated, a Delaware corporation ("Puroflow"), Reuben M. Siwek ("Siwek"), Michael H. Figoff ("Figoff"), Robert A. Smith ("Smith") and Tracy Kent Pugmire ("Pugmire") (collectively, Puroflow, Siwek, Figoff, Smith and Pugmire, are referred to herein as the "Puroflow Parties"), Steel Partners II, L.P., a Delaware limited partnership ("Steel"), Warren G. Lichtenstein ("Lichtenstein"), Steven Wolosky ("Wolosky"), James Benenson, Jr. ("Benenson"), Robert Frankfurt ("Frankfurt"), Steel Partners, L.L.C., a Delaware limited liability company ("Steel LLC"), and the Full Value Committee (collectively, Steel, Lichtenstein, Wolosky, Benenson, Frankfurt, Steel LLC and the Full Value Committee are referred to herein as the "Steel Parties").

                  WHEREAS, Steel owns an aggregate of 1,416,000 shares ("Steel Shares") of common stock of Puroflow, $.01 par value ("Common Stock");

                  WHEREAS, the Full Value Committee has filed preliminary materials with the Securities and Exchange Commission in order to solicit proxies (the "Steel Solicitation") to vote at Puroflow's annual stockholders meeting, scheduled to be held on October 13, 1999 (as such date is amended in Section 4.1(ii), the "Annual Meeting"), in order to elect a slate of nominees designated by the Full Value Committee to the Board of Directors of Puroflow (the "Board");

                  WHEREAS, the Steel Parties have filed a lawsuit against the Puroflow Parties in the United States District Court for the District of Delaware, captioned Steel Partners II, L.P. v. Puroflow Incorporated, Michael H. Figoff, Reuben M. Siwek, Tracy Kent Pugmire and Robert A. Smith, Civil Action No. 99 271 (D. Del.), alleging violations of certain securities laws and other allegations (the "Steel Litigation") and Puroflow has filed a lawsuit against the Steel Parties in Superior Court of the State of California for the County of Los Angeles entitled Puroflow Incorporated v. Warren G. Lichtenstein, Robert Frankfurt, James Benenson, Jr., Steven Wolosky, The Full Value Committee, Steel Partners II, L.P. and Steel Partners L.L.C., Case No. LC049028, in response thereto and relating to other issues (the "Puroflow Litigation");

                  WHEREAS the parties hereto are desirous of entering into an agreement with respect to the discontinuance of the Puroflow Litigation and the Steel Litigation, resolving the election of directors and certain other matters.

                  NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 12 of 22 Pages
-------------------------------                       --------------------------



                  Section 7. Representations, Warranties and Covenants of the Puroflow Parties. Each of the Puroflow Parties hereby represents, warrants and agrees that each of the Puroflow Parties has full legal right, power and authority to execute, deliver and perform this Agreement, and consummate the transactions contemplated hereby; the execution and delivery of this Agreement, and the consummation by Puroflow and the Board of the transactions contemplated hereby have been duly authorized by all necessary corporate actions; and this Agreement constitutes valid, legal and binding obligations of each of the Puroflow Parties, enforceable against each such party in accordance with its terms.

                  Section 8. Representations, Warranties and Covenants of the Steel Parties. Each of the Steel Parties hereby represents, warrants and agrees that each of the Steel Parties has full legal right, power and authority to execute, deliver and perform this Agreement, and consummate the transactions contemplated hereby; the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate actions; this Agreement constitutes valid, legal and binding obligations of each of the Steel Parties, enforceable against each such party in accordance with its terms.

                  Section 9. Term of Agreement.

                  9.1 Initial Term. The term of this agreement shall commence on the date hereof and shall conclude on the date following Puroflow's 2000 Annual Meeting of Stockholders, which the parties hereto agree shall be called on or before July 31, 2000 (the "Term").

                  Section 10.  Board of Directors.

                  10.1 Composition of Board. (i) Promptly following the date hereof, the Board of Directors of Puroflow shall be expanded to seven directors. The four members of the Board of Directors serving prior to the execution hereof shall remain on the Board (the "Interim Puroflow Nominees"), and three persons selected by the Steel Parties, who shall be Warren G. Lichtenstein, Robert Frankfurt and Steven Wolosky, shall be appointed to the Board of Directors (the "Interim Steel Nominees").

                           (ii)  Following  the  constitution  of the new  seven
member Board of Directors, the Board shall set a new meeting date for the Annual Meeting which date shall be October 21, 1999 and retain the record date of August 30, 1999 set in connection with the Annual Meeting; and (b) nominate a new slate of five directors for election by the stockholders to the Board of Directors. Such slate shall consist of three persons nominated by the Puroflow Parties who shall be Michael Figoff, Tracy Kent Pugmire and Robert A. Smith (the "Permanent Puroflow Nominees) and two persons nominated by the Steel Parties who shall be Warren G. Lichtenstein and Robert Frankfurt (the "Permanent Steel Nominees"). The parties hereto agree that neither Siwek nor Wolosky shall stand for election as a director at the Annual Meeting. Following the Annual Meeting, Siwek shall hold the title of Chairman-Emeritus.

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 13 of 22 Pages
-------------------------------                       --------------------------



                           (iii) If any Permanent  Puroflow Nominee or Permanent
Steel Nominee elects not to stand for election to the Board of Directors of Puroflow at the Annual Meeting, then the party hereto that nominated such permanent nominee shall have the right to nominate a new person to be that party's permanent nominee. In addition, if during the Term of this Agreement an Interim Puroflow Nominee, Interim Steel Nominee, Permanent Puroflow Nominee or Permanent Steel Nominee ceases to serve as a member of the Board of Directors by reason of death, resignation, removal, disqualification or for any other reason, then such vacancy on the Board shall be filled by the party hereto that originally nominated such interim or permanent nominee, as the case may be. A director elected by either the Puroflow Parties or the Steel Parties to fill such a vacancy shall hold office until such director's successor shall have been duly elected and qualified.

                           (iv)  During  the  Term of this  Agreement,  Puroflow
shall use its best efforts to: (a) maintain the number of directors on the Board at seven until the Annual Meeting; (b) set and maintain the number of directors on the Board for and following the Annual Meeting, at five; and (c) cause the election to the Board, and the continued presence on the Board, of the Interim Steel Nominees and the Interim Puroflow Nominees (prior to the Annual Meeting), and the Permanent Steel Nominees and the Permanent Puroflow Nominees (following the Annual Meeting). Thereafter, in connection with the 2000 Annual Meeting of Stockholders, Puroflow shall take all necessary actions to nominate the Permanent Steel Nominees and the Permanent Puroflow Nominees to the slate of directors proposed for election by the Board of Directors at such meeting. Puroflow and the Puroflow Parties shall take all other necessary actions to comply with this Section 4.

                           (v)  During the Term of this  Agreement,  each of the
Steel Parties and the Puroflow Parties shall vote its shares of Common Stock in favor of the slate of nominees to the Board nominated by Puroflow in accordance with this Agreement. If for any reason any of the Steel Parties shall fail to vote its shares of Common Stock in favor of the slate of nominees to the Board nominated by Puroflow pursuant to this Agreement, then such Steel Parties member hereby appoints Michael H. Figoff and Robert A. Smith, and each of them individually (with full power to act without the other and with power to appoint his substitute), its true and lawful attorney and proxy to re-vote all shares of Common Stock which such Steel Parties member is entitled to vote in favor of the nominees to the Board nominated by Puroflow pursuant to this Agreement. If for any reason any of the Puroflow Parties shall fail to vote its shares of Common stock in favor of the slate of nominees to the Board nominated by Puroflow pursuant to this Agreement, then such Puroflow Parties member hereby appoints Warren Lichtenstein and Robert Frankfurt, and each of them individually (with full power to act without the other and with power to appoint his substitute), its true and lawful attorney and proxy to re-vote all shares of Common Stock which such Puroflow Parties member is entitled to vote in favor of the nominees to the Board nominated by Puroflow pursuant to this Agreement.

                           (vi) During the Term hereof, Siwek may be retained by
Puroflow to provide such services as shall be deemed necessary, in the discretion of the President and Chief Executive Officer of Puroflow, from time to time, including counsel on Securities and Exchange

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CUSIP No. 746 375 104                    13D          Page 14 of 22 Pages
-------------------------------                       --------------------------



Commission and general corporate matters. Such services shall be provided by Siwek at reasonable and customary hourly rates for such services.

                  Section 11.  Releases.

                  11.1 Release by Puroflow of Members of the Steel Parties. Each of the Puroflow Parties, on behalf of each party and each of their successors and assigns, releases and discharges each of the Steel Parties, each of their heirs, executors, administrators, affiliates, successors and assigns (together, the "Steel Releasees") from all actions, causes of action, suits, the Puroflow Litigation, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, and demands whatsoever, in law or equity, which against Steel Releasees, each of the Puroflow Parties and their affiliates, successors and assigns ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement. The foregoing release shall not extend to any actions, causes of action, demands, etc. arising from the breach or the claimed breach of this Agreement by any member of the Steel Parties.

                  11.2 Release by Members of the Steel Parties of Puroflow. Each of the Steel Parties, on behalf of each party and each of their successors and assigns, releases and discharges each of the Puroflow Parties, each of their heirs, executors, administrators, affiliates, successors and assigns (together, the "Puroflow Releasees") from all actions, causes of action, suits, the Steel Litigation, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, executions, claims, and demands whatsoever, in law or equity, which against the Puroflow Releasees, each of the Steel Parties and their affiliates, successors and assigns ever had, now have or hereafter can, shall or may have, for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the date of this Agreement. The foregoing release shall not extend to any actions, causes of action, demands, etc. arising from the breach or the claimed breach of this Agreement by Puroflow.

                  11.3 Dismissal of Litigation. The parties hereto hereby agree to take all steps necessary in order to obtain a dismissal of the Puroflow Litigation and the Steel Litigation, without prejudice.

                  Section 12. Reimbursement of Expenses. Simultaneously with the execution of this Agreement, or as promptly thereafter as is practicable, Puroflow shall transfer by wire transfer, in accordance with instructions provided by Steel Partners to Puroflow, $50,000.00 in cash, as reimbursement for actual out-of-pocket expenses incurred by the Steel Parties for outside services, as set forth in the invoices previously provided, in connection with or relating to the Steel Solicitation, including but not limited to fees and expenses relating to the preparation of proxy material, the Puroflow Litigation, the Steel Litigation, and the preparation of this Agreement.

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CUSIP No. 746 375 104                    13D          Page 15 of 22 Pages
-------------------------------                       --------------------------



                  Section 13.  Standstill Agreement.

                  13.1 Terms of Standstill. Each of the Steel Parties covenants and agrees that during the Term of this Agreement each party will not, directly or indirectly: (i) solicit proxies for the election of directors to the Board or for any other matter; (ii) acquire shares of Common Stock or join with any other person to form a "group," as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and the rules promulgated thereunder) such that following such acquisition of shares of Common Stock or formation of a group, the Steel Parties would beneficially hold in excess of 19.99% of the outstanding shares of Common Stock, or (iii) engage or participate in any tender offer for the shares of Common Stock; provided, however, that these obligations shall terminate in the event of a "Change in Control" (as defined herein) of the ownership of Puroflow, in which Change of Control of the Steel Parties or an affiliate had any involvement.

                  For purposes of this provision, a "Change in Control" shall be deemed to have occurred if (i) any person (as that term is used in Sections 13(d) and 14(d) of the Exchange Act), who is not now a current affiliate or a 5% or more holder, is or becomes the beneficial owner (as that term is used in Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder) of more than 20% of the shares of capital stock of Puroflow outstanding and entitled to vote; (ii) more than 66 2/3% of the members of the Board of Directors of Puroflow shall not be Continuing Directors (which term, as used herein, means the directors of Puroflow who were members of the Board of Directors of Puroflow on August 1, 1999), except where such change in the members of the Board of Directors is a result of the terms of this Agreement or the resignation of any Interim Steel Nominee or Permanent Steel Nominee, as the case may be, or (iii) Puroflow shall be merged or consolidated with, or, in any transaction or series of transactions, substantially all of the business or assets of Puroflow shall be sold or otherwise acquired by, another corporation or entity and, as a result thereof, the stockholders of Puroflow immediately prior thereto shall not have at least 50% or more of the combined voting power of the surviving, resulting or transferee corporation or entity immediately thereafter.

                  Section 14.  Shareholder Rights Plan.

                  14.1 Amendment of the Rights Agreement. Puroflow will take all necessary actions to amend the provisions of the Rights Agreement between Puroflow and Continental Stock Transfer and Trust Company, dated as of May 28, 1999, (the "Rights Agreement") such that the percentage of Beneficial Ownership stated within the definition of "Acquiring Person" therein shall be increased from 17.5% to 20%.

                  Section 15.  Miscellaneous

                  15.1 Severability. If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner render invalid or unenforceable any other provisions of this Agreement.

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CUSIP No. 746 375 104                    13D          Page 16 of 22 Pages
-------------------------------                       --------------------------



                  15.2 Consent to Jurisdiction. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts of the State of Delaware for the purposes of any action or proceeding (each a "Claim") arising out of or relating to this Agreement and hereby waives, and agrees not to assert in any such action or proceeding that it is not personally subject to the jurisdiction of such courts, that such Claim is brought in an inconvenient forum or that the venue is proper. Each of the parties hereto consents to process being served in any such Claim by mailing a copy thereof to the address in effect for notices to it under this Agreement and agrees that such service upon receipt shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve legal process in any other manner permitted by law.

                  15.3 Governing Law. This Agreement and the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to principles of conflicts of law.

                  15.4 Entire Agreement. This Agreement and any and all other documents delivered in connection therewith set forth the entire understanding of the parties in respect to the transactions contemplated herein and supersedes all prior agreements, arrangements and understandings, written or oral, relating to the subject matter hereof.

                  15.5 Amendments and Waivers to be in Writing. This Agreement may not be amended, modified or changed, and none of the terms, covenants, representations, warranties or conditions hereof may be waived, except by a written instrument signed by the party against whom enforcement of any change or modification is sought, or in the case of a waiver, by the party waiving compliance. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right at a later time to enforce same.

                  15.6 Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) when personally delivered or delivered by telecopy (with confirmation of transmission) on a business day during normal business hours at the address or number designated below or (b) on the business day following the date of mailing by overnight courier, fully prepaid, addressed to such address, whichever shall first occur. The addresses for such communications shall be:

                 If to Puroflow of any of the Puroflow Parties:

                           Puroflow Incorporated
                           16559 Saticoy Street
                           Van Nuys, California 91406
                           Attn: Michael H. Figoff
                                    President and Chief Executive Officer
                           Telecopy: (818) 779-3902

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CUSIP No. 746 375 104                    13D          Page 17 of 22 Pages
-------------------------------                       --------------------------



                 with a copy to:

                          Baer Marks & Upham LLP
                          805 Third Avenue
                          New York, New York 10022
                          Attn: Donald J. Bezahler, Esq.
                          Telecopy: (212) 702-5941



                 If to The Steel Parties

                          Warren Lichtenstein
                          Steel Partners II, L.P.
                          150 East 52nd Street, 21st Floor
                          New York, New York 10022
                          Telecopy: (212) 813-2198

                 with a copy to:

                          Olshan Grundman Frome Rosenzweig & Wolosky LLP 505 Park Avenue
                          New York, New York 10022
                          Attention:  Steven Wolosky
                          Telecopy: (212) 980-7177

Any party hereto may from time to time change its address for notices under this
Section 9.6 by giving at least 10 days' notice of such changed address to the other parties hereto.

                  15.7 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

                  15.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

                  15.9 Further Assurances. The parties hereto shall execute and deliver such further documents and do such further acts as any party hereto shall reasonably require in order to assure and confirm to the parties hereto the rights hereby created or to facilitate the full performance of the terms of this Agreement.

                  15.10 Counterparts. This Agreement may be executed in as many counterparts as may be deemed necessary or convenient, and by the different parties hereto on separate counterparts,

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CUSIP No. 746 375 104                    13D          Page 18 of 22 Pages
-------------------------------                       --------------------------



each of which, when so executed, shall be deemed an original, but all of which such counterparts shall constitute but one and the same agreement. A facsimile signature shall be deemed an original.

                  15.11 Assignment. Neither this Agreement nor any rights hereunder may be assigned by either party in whole or in part, without the prior written consent of the other party.

                  15.12 Expenses. Except as otherwise agreed to by the parties in writing and as provided in Section 6 of this Agreement, Puroflow shall pay all of its own expenses incurred in connection with the implementation of this Agreement, other than fees and expenses of counsel for Steel Parties which: (i) are covered under Section 6; and (ii) may be incurred by the Steel Parties in connection with any dispute arising hereunder. Each party hereto has retained independent counsel and such counsel has advised each party with respect to the subject matter of this Agreement.

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CUSIP No. 746 375 104                    13D          Page 19 of 22 Pages
-------------------------------                       --------------------------




                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement or have caused this Agreement to be duly executed by their respective authorized officers as of the date hereof.


                                     THE PUROFLOW PARTIES
                                     --------------------


                                     PUROFLOW INCORPORATED


                                     By:      /s/ Michael H. Figoff
                                              ----------------------------------
                                              Name:  Michael H. Figoff
                                              Title: President and CEO



                                     REUBEN M. SIWEK

                                     /s/ Reuben M. Siwek
                                     -------------------------------------------




                                     ROBERT A. SMITH

                                     /s/ Robert A. Smith
                                     -------------------------------------------




                                     TRACY KENT PUGMIRE

                                     /s/ Tracy Kent Pugmire
                                     -------------------------------------------




                                     MICHAEL H. FIGOFF

                                     /s/ Michael H. Figoff
                                     -------------------------------------------

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CUSIP No. 746 375 104                    13D          Page 20 of 22 Pages
-------------------------------                       --------------------------




                                     THE STEEL PARTIES


                                     STEEL PARTNERS II, L.P.

                                     By: Steel Partners, L.L.C.,
                                         General Partner


                                     By:      /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Name:  Warren Lichtenstein
                                              Title: Chairman



                                     WARREN G. LICHTENSTEIN


                                     /s/ Warren G. Lichtenstein
                                     -------------------------------------------



                                     STEVEN WOLOSKY


                                     /s/ Steven Wolosky
                                     -------------------------------------------



                                     JAMES BENENSON, JR.


                                     /s/ James Benenson, Jr.
                                     -------------------------------------------



                                     ROBERT FRANKFURT


                                     /s/ Robert Frankfurt
                                     -------------------------------------------

-------------------------------                       --------------------------
CUSIP No. 746 375 104                    13D          Page 21 of 22 Pages
-------------------------------                       --------------------------




                                     STEEL PARTNERS L.L.C.



                                     By:      /s/ Warren Lichtenstein
                                              ----------------------------------
                                              Name:  Warren Lichtenstein
                                              Title: Chairman



                                     THE FULL VALUE COMMITTEE


                                     By:      /s/ Warren Lichtenstein
                                              ----------------------------------
                                              Name:  Warren Lichtenstein

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CUSIP No. 746 375 104                    13D          Page 22 of 22 Pages
-------------------------------                       --------------------------


                             FOR IMMEDIATE RELEASE:

                                                                 CONTACT:
                                                               Michael H. Figoff
                                                               President and CEO
                                                           Puroflow Incorporated
                                                                  (818) 756-1388


                PUROFLOW REACHES SETTLEMENT WITH STEEL PARTNERS,
                ------------------------------------------------
                      WHICH INCLUDES BOARD REPRESENTATION.
                      ------------------------------------

                     ANNUAL MEETING POSTPONED TO OCTOBER 21.
                     ---------------------------------------

VAN NUYS, CA,  September 17, 1999 - Puroflow  Incorporated  (OTC Bulletin Board:
PURO) and Steel Partners II, L.P. jointly announced today that the Company and its Board of Directors have entered into a settlement agreement with Steel Partners and its affiliates under which Steel Partners has agreed to terminate its pending proxy contest in exchange for Board representation.

At the same time, the Company's Board of Directors also announced the postponement of the 1999 annual meeting of stockholders from Wednesday, October 13 to Thursday, October 21. The record date will remain Monday, August 30.

Pursuant to the settlement agreement, which will expire by its terms after the 2000 annual meeting of stockholders, and the Company's by-laws,the Company has expanded its current Board to seven members and has appointed three representatives from Steel Partners to the Board to fill the three vacancies. At the annual meeting of stockholders to be held Thursday, October 21, the size of the Board will be reduced to five, with the Company nominating three representatives and Steel Partners nominating two representatives.

The Company and Steel Partners also agreed to vote its shares of Puroflow common stock in favor of the new five- person slate of nominees to be presented at the 1999 annual meeting. The nominees will be named in the Company's amended definitive proxy statement, which the Company expects to mail to stockholders on or about September 24, 1999. The Company also agreed to promptly amend its shareholders rights plan to increase the beneficial ownership threshold at which the rights plan is triggered from 17.5% to 20%. Also as part of the settlement agreement, both the Company and Steel Partners agreed to dismiss their respective lawsuits in California and Delaware.

Michael H. Figoff, President and Chief Executive Officer of Puroflow, said, "The settlement with Steel Partners will allow management to focus its attention on enhancing stockholder value. We look forward to working with the representatives from Steel Partners on the Board.

Warren G. Lichtenstein of Steel Partners commented, "We are pleased that the agreement allows the Company and Steel Partners to avoid a proxy contest. We look forward to working closely with the other Puroflow directors to achieve our stated goal which is to enhance the value of Puroflow's shares for the benefit of all stockholders."

Since 1961, Puroflow has designed and manufactured state-of-the-art, precision filtration products for critical applications, including the automobile airbag business. The Company is a leading supplier of aftermarket products used in jet aircraft, turboshaft powered aircraft and helicopters and is a leading supplier for U.S. Space Applications.




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